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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
               UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                  -----------

                               Wyant Corporation
                       (Name of Subject Company (Issuer))

                                  -----------

                           Perkins Acquisition Corp.

                              Perkins Papers Ltd.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   982855108
                     (CUSIP Number of Class of Securities)

                                  -----------

                            Michele Beauchamp, Esq.
                              Perkins Papers Ltd.
                          77, Marie-Victorin Boulevard
                                Candiac, Quebec
                                    J5R 1C3
                           Telephone: (450) 444-6400
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                  -----------

                                   COPIES TO:

                             Sandy K. Feldman, Esq.
                              Feldman & Associates
                              10 East 40th Street
                            New York, New York 10016
                           Telephone: (212) 481-1551

|X| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

     issuer tender offer subject to Rule 13e-4.

     going-private transaction subject to Rule 13e-3.

     amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

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EXHIBIT.

     Joint Press Release dated August 30, 2000.

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                                                                   PRESS RELEASE
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LOGO                                                                        LOGO
PERKINS
Cascades Group                                                 WYANT CORPORATION




                PERKINS PAPERS LTD. TO ACQUIRE WYANT CORPORATION

Candiac (Quebec) August 30, 2000 -- Perkins Papers Ltd. (TSE, symbol: PKN), a subsidiary of Cascades Inc. (TSE, symbol: CAS) and Wyant Corporation (NASDAQ Small Cap, Symbol: WYNT) announced today that they have entered into a definitive agreement whereby Perkins Acquisition Corp., a wholly-owned subsidiary of Perkins, will make a tender offer for all of the issued and outstanding shares of common stock of Wyant for US$4.00 per share in cash. Pursuant to this agreement, and promptly following the tender offer, Perkins Acquisition Corp. will merge with Wyant resulting in Wyant becoming a wholly-owned subsidiary of Perkins.

Perkins has also entered into a definitive agreement with the Wyant family, which controls a majority of the shares of the common stock of Wyant Corporation, in which they have agreed to sell all of their common shares and convertible preferred shares.

The Board of Directors of each of Wyant and Perkins have unanimously approved the tender offer and merger.

The transactions are subject to, among other things, customary regulatory approvals in Canada and the United States and are expected to close during the fourth quarter of 2000.

Mr. Donald C. MacMartin, the Chairman of the Board and Chief Executive Officer of Wyant stated: "The combination of Perkins and Wyant is an excellent strategic fit as it will further strengthen the paper segment of our business by providing a fully integrated operation and a secure source of paper supply. Our operating subsidiaries, Wood Wyant Inc. and IFC Disposables, Inc., will operate as autonomous entities within the Perkins Group, specializing in the distribution of sanitation supplies. These subsidiaries will pursue growth in this promising market and will benefit from synergies with Perkins."

In commenting on this transaction, Mrs. Suzanne Blanchet, President and Chief Executive Officer of Perkins stated: "This transaction is the logical outcome of a long business relationship between the two corporations. The acquisition of Wyant by Perkins is in keeping with our growth strategy, as it allows us to increase our proportion of converted products toward our 75% target. It also reinforces our sales network on a pan-Canadian scale. Wyant possesses a vast expertise in manufacturing, converting and distributing sanitation supplies, a unique concept in Canada which we intend to further develop."

The total amount of the transaction, which includes the purchase of all the common shares and convertible preferred shares, is CDN$21.8 million (US$14.7 million) and will be financed through existing credit facilities available to Perkins.


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                - - - - - - - - - - - - - - - - - - - - - - - - -

Perkins Papers Ltd. is the second largest producer of tissue paper in Canada and the seventh largest in North America. Perkins operates six mills and converting plants, five of which are located in Quebec and one in North Carolina, with a workforce of 950 employees. Perkins's industrial infrastructure includes eight paper machines with a combined annual capacity of 262,000 short tonnes of tissue paper. The Corporation also operates 38 converting units. A large share of its production is converted into finished and semi-finished products such as bathroom tissue, household towels, facial tissue, napkins and hand towels. To complete its product lines, Perkins also produces folding cartons and kraft paper bags. The Company sells its products under its own brand names such as, Cascades(R), Satin Soft(R), Doucelle(R), Decor(R), North River(R), Perkins(R) and Horizon(R) as well as under private labels. Perkins trades on the Toronto Stock Exchange under the symbol PKN.

Wyant Corporation is an integrated sanitation and facility maintenance supply company with extensive manufacturing, sales and distribution capabilities, employing approximately 475 people in Canada and the United States through its two subsidiaries, Wood Wyant Inc. and IFC Disposables, Inc.

Cautionary Statement under "Safe harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Statements made in this news release contain information about Wyant's future business prospects. These statements may be considered "forward looking".

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward looking statements. Among these risks and uncertainties are those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Wyant's annual report on Form 10-K for the year ended December 31, 1999. Wyant's actual results may differ materially from anticipated results.

For additional information and risks associated with Wyant's business prospects and future operating results, please refer to Wyant's public filings with the Securities and Exchange Commission.

Wyant Corporation's shareholders are advised to read the tender offer statement regarding the acquisition of Wyant Corporation referenced in this news release, which will be filed by Perkins Papers Ltd. and Perkins Acquisition Corp. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement which will be filed by Wyant Corporation with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all shareholders of Wyant Corporation at no expense to them. These documents also will be made available at no charge at the SEC's Web site, www.sec.gov. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Wyant Corporation. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.


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                                      -30-


FOR FURTHER INFORMATION:

Ms. Suzanne Blanchet                     Mr. Donald C. MacMartin
President and Chief Executive Officer    Chairman and Chief Executive Officer
Perkins Papers Ltd.                      Wyant Corporation
(450) 444-6400                           (514) 636-9926
sblanchet@perkins.ca                     dmacmartin@wyantcorp.com


Mr. Stephane Milot
Director - Investor Relations
Cascades Group
(514) 282-2681
smilot@cascades.com

WEB SITE:  www.perkins.ca
           www.wyantcorp.com